UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ruhnn Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000000001 per share

(Title of Class of Securities)

781314 109 (1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing five Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 781314 109

1	Names of Reporting Persons Yi Zhang
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 54,535,899(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 54,535,899(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,535,899(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
22.4% of Class A ordinary shares (or 13.0% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 2.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) IN

(1)                                 Represents 54,535,899 Class A ordinary shares held by China Himalaya Investment Limited.

(2)                                 The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)                                 The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons China Himalaya Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 54,535,899(1)
		6	Shared Voting Power 0
		7	Sole Dispositive Power 54,535,899(1)
		8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 54,535,899(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
22.4% of Class A ordinary shares (or 13.0% of total Class A ordinary shares, assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 2.7% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)                                 Represents 54,535,899 Class A ordinary shares held by China Himalaya Investment Limited.

(2)                                 The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)                                 The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.
	(a)	Name of Issuer: Ruhnn Holding Limited
	(b)	Address of Issuer’s Principal Executive Offices: Floor 11, Building 2, Lvgu Chuangzhi Development Center 788 Hong Pu Road Jianggan District, Hangzhou 310016 People’s Republic of China

Item 2.
(a)

Name of Person Filing:
(i)             Yi Zhang, a citizen of the People’s Republic of China; and

(ii)          China Himalaya Investment Limited (“China Himalaya”), a company organized under the law of the British Virgin Islands and is wholly-owned by Yi Zhang.

(b)

Address of Principal Business Office or, if none, Residence:

(i)             The address of Yi Zhang is Room 1101, Building 3, Jiatianhui, No. 1999 Xinzha Road, Jing'an District, Shanghai 200042, People’s Republic of China.

(ii)          The registered address of China Himalaya is c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands.

	(c)	Citizenship: Yi Zhang is a citizen of the People’s Republic of China. China Himalaya is organized under the law of the British Virgin Islands.
(d)

Title and Class of Securities:
Class A ordinary shares, par value US$0.000000001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

	(e)	CUSIP No.: 781314 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Yi Zhang	54,535,899	22.4%	54,535,899	0	54,535,899	0	2.7%
China Himalaya	54,535,899	22.4%	54,535,899	0	54,535,899	0	2.7%

(1)                                 As of December 31, 2019, China Himalaya directly owned 54,535,899 of the Issuer’s Class A ordinary shares. China Himalaya is wholly-owned by Yi Zhang. Accordingly, Yi Zhang may thereby be deemed to beneficially own the 54,535,899 Class A ordinary shares owned by China Himalaya.

(2)                                 The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)                                 The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

Yi Zhang

By:	/s/ Yi Zhang
Name:	Yi Zhang

China Himalaya Investment Limited

By:	/s/ Yi Zhang
Name:	Yi Zhang
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement